Exhibit 99.3

ANNUAL MEETING OF SHAREHOLDERS OF

STONECO LTD.

November 14, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above . Please note that changes to the registered name(s) on the account may not be submitted via this method . INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSAL 2. PLEASE SIGN, SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 20630000000000000000 6 111419 ANNUAL MEETING OF SHAREHOLDERS OF STONECO LTD. November 14, 2019 GO GREEN e - Consent makes it easy to go paperless . With e - Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste . Enroll today via www . astfinancial . com to enjoy online access . O Thomas A Patterson O Ali Mazanderani O Silvio José Morais 2 . THE ADOPTION AND RATIFICATION OF STONECO LTD . ’S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31 , 2018 . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting . This proxy when properly executed will be voted as directed herein by the undersigned shareholder . If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2 . FOR AGAINST ABSTAIN WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) 1. ELECTION OF DIRECTORS: NOMINEES: FOR ALL NOMINEES O André Street O Eduardo Cunha Monnerat Solon de Pontes O Roberto Moses Thompson Motta

STONECO LTD.

Proxy for Annual Meeting of Shareholders on November 14, 2019

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Rafael Martins Pereira and Daniela Zarzur Cury, and each of them, with full power of substitution and power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of StoneCo Ltd., to be held at 10:30 a.m. Cayman Islands Time on November 14, 2019, at the Company’s registered office located at 103 South Church Street, Harbour Place, George Town, Cayman Islands, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)